Exhibit 99.4

Security Class

Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on June 29, 2015

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the Meeting or any adjournment or postponement thereof.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder
I/We being holder(s) of Dejour Energy Inc. hereby appoint: Robert L. Hodgkinson, Chairman and Chief Executive Officer of the Corporation, or failing him, David Matheson, Chief Financial Officer of the Corporation,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Dejour Energy Inc. to be held at the offices of the Corporation, Suite 598-999 Canada Place, Vancouver, British Columbia, V6C 3E1 on Wednesday, June 29, 2015 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Number of Directors	☐	☐
To set the number of Directors at six (6).

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold
01. Robert L. Hodgkinson	☐	☐	02. Craig Sturrock	☐	☐	03. Ronnie Bozzer	☐	☐
04. A. Ross Gorrell	☐	☐	05. Richard H. Kennedy	☐	☐	06. James Dai	☐	☐

	For	Withhold

3. Appointment of Auditors	☐	☐
Appointment of BDO Canada LLP as Auditors of the Corporation for the ensuing year.

	For	Against

4. Approval of Share Consolidation
Approve granting the Board of Directors authority to complete a share consolidation, if they deem appropriate, of the Corporation’s common shares on the basis of up to five (5) pre-consolidation shares for every one (1) post consolidation share (5:1) to occur sometime before the next annual general meeting.	☐	☐

	For	Against

5. Approval of the Renewal and Amendment of the Corporation’s Stock Option Plan and US Sub-Plan
Approve the renewal of the Corporation’s Stock Option Plan effective December 17, 2009 and amended January 6, 2012 (the "Option Plan") and the US Sub-Plan, remove the provision in the Option Plan whereby the exercise price may be paid other than in cash and approve all unallocated securities, rights and other entitlements pursuant to the Option Plan and US Sub-Plan for a further three (3) years.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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